AUSTRAL PACIFIC ENERGY LTD.

Annual Information Form
Fiscal Year Ended 31 December 2004

Dated March 31, 2005

TERMINOLOGY/CONVENTIONS

Unless otherwise indicated, references herein to “$” or dollars are to United States dollars. On March 31st, 2005 the conversion rate of US dollars to Canadian dollars was US$1=Cdn 1.210 and the US$ to $New Zealand was US$1=NZ$1.4035

ABBREVIATIONS

	Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbs	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbs	million barrels	mcf/d	million cubic feet per day
MMstb	million stock tank barrels	MMBTU	million British Thermal Units
Mstb	1,000 stock tank barrels	Bcf	billion cubic feet
Bpd	barrels per day	GJ	Gigajoule
NGLs	natural gas liquids

Other

NZSX	New Zealand Stock Exchange
PEP	Petroleum Exploration Permit, as issued by the New Zealand government
PMP	Petroleum Mining Permit, as issued by the New Zealand government
TD	target depth
TSX-V	TSX Venture Exchange

CONVERSION

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units)

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words “anticipate, “continue, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These forward-looking statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to the following:

•	oil and natural gas production levels;
•	capital expenditure programmes;
•	projections of market prices and costs;
•	supply and demand for oil and natural gas;
•	expectations regarding the ability to raise capital and to find reserves through exploration and development; and
•	treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form:

•	volatility in market prices for oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
•	incorrect assessments of the value of acquisitions;
•	geological, technical, drilling and processing problems;
•	fluctuations in foreign exchange or interest rates and stock market volatility; and
•	change in government regulations.

These factors should not be considered exhaustive. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

CORPORATE STRUCTURE

Incorporation and Organisation

On December 31, 2003 the Company changed its legal name to: “Austral Pacific Energy Ltd.” from “Indo-Pacific Energy Ltd”.

The Company was incorporated on July 31, 1979 under the name Pryme Energy Resources Ltd. under the Company Act (British Columbia, Canada), and has operated continuously since that time. The Company is now domiciled in the Yukon in Canada, and operates as a corporation under the Business Corporations Act (Yukon).

Its registered office is in care of its Yukon attorneys:
Suite 200 Financial Plaza 204 Lambert Street Whitehorse, YT Y1A 3T2 CANADA

Its principal business offices are:
Austral Pacific House 284 Karori Road Karori, Wellington NEW ZEALAND Telephone Number: (644) 476-2717

Intercorporate Relationships

The Company is the parent company of and conducts all its operations through several wholly-owned subsidiaries, as follows:

Name of Subsidiary	Jurisdiction of	Business of Subsidiary	% of Ownership
	Incorporation		& Voting Power
Source Rock Holdings Limited	New Zealand	Holding company	100%

Austral Pacific Energy (NZ) Limited (1)	New Zealand	Oil and gas exploration	100%
		and development
Millennium Oil & Gas Limited	New Zealand	Oil and gas exploration	100%
		and development
Rata Energy Limited	New Zealand	Oil and gas exploration	100%
		and development
Ngatoro Energy Limited (2)	New Zealand	Shell company	100%
Totara Energy Limited	New Zealand	Shell company	100%
Kanuka Energy Limited (3)	New Zealand	Oil and gas exploration	100%
		and development
Odyssey International Pty	Australia	Oil and gas exploration	100%
Limited		and development
Indo-Pacific Energy Australia	Australia	Oil and gas exploration	100%
Pty Limited		and development
Trans-Orient Petroleum (Aust)	Australia	Shell company	100%
Pty Limited
ZOCA 96-16 Pty Limited	Australia	Shell company	100%
Trans-Orient Petroleum (PNG)	Papua New Guinea	Oil and gas exploration	100%
Limited		and development

Indo-Pacific Energy (PNG)	Papua New Guinea	Shell company	100%
Limited (4)

(1)	Name changed January 2004 from Indo-Pacific Energy (NZ) Limited.
(2)	Went into voluntary liquidation in September 2004.
(3)	Incorporated November 2004.
(4)	Amalgamated with Trans-Orient Petroleum (PNG) Limited in October 2004.

GENERAL DEVELOPMENT OF THE BUSINESS

Austral Pacific Energy Ltd. and its subsidiaries are actively involved in the exploration for, and development, production and acquisition of, natural gas and petroleum interests in New Zealand and Papua New Guinea. While the Company has achieved a small amount of oil and condensate production from a discovery in 2004, it has not established that the field from which the oil is being produced as being or having a “reserve” as that term is defined by Canadian regulatory policies (National Instrument 51-101). The Company had estimated the existence of gas reserves for its Kahili property but elected to write-off the reserve estimate given technical problems at the Kahili property.

The Company’s portfolio and financial position has changed in several material aspects over the last few years:

(a)
An exploration drilling operation in Papua New Guinea was announced in February 2005. A British public unlisted company, Rift Oil plc, has committed to fund the first $6million of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. Planning is underway for this well, which is scheduled for Third Quarter 2005.

(b)
On April 28, 2004, the Company signed a preliminary negotiation document with Genesis Power, a New Zealand State Owned Enterprise and the leading generator and retailer of electricity and gas in New Zealand, to drill Cardiff-2, a deep gas well, in Petroleum Exploration Permit (“PEP”) 38738 in the onshore Taranaki Basin, New Zealand. The Company and its present JV participants in PEP 38738 entered into commercial arrangements with Genesis, such that Genesis funded the first NZ$15 million of drilling costs and will fund a certain amount of the flow-testing of the Cardiff-2 appraisal well in consideration of which Genesis acquired a 40% equity interest in respect of the deep petroleum rights in Petroleum Exploration Permit 38738, and associated rights to purchase all deep gas for certain fixed and market prices. Austral Pacific and its present JV participants retain all rights to shallow petroleum in PEP 38738, including the Cheal field and similar prospects. The Cardiff 2 well has been drilled and cased, and awaits testing as of March 31st,2005.

(c)
An agreement was reached in January 2004 with Natural Gas Corporation ('NGC’), whereby the Company agreed to sell gas from the Kahili gas-condensate field (PEP 38736) in the onshore Taranaki Basin, New Zealand to NGC and NGC funded a production station and pipeline link to the Kahili-1A well. NGC constructed, owned and operated a separation plant to process the raw well stream and it also installed 12 km of pipelines to connect Kahili gas to the existing NGC pipeline infrastructure. The Kahili field was commissioned in August 2004. After initial good flow, production declined rapidly, and the well was shut in during November. A different well performance to that recorded in the May 2003 production test (on which field development was based) is still not understood; but it is unlikely this well will produce again; and the field reserve estimate and financial statement value has been written down to zero, following an independent assessment. However, a Kahili-2 well placed higher on the mapped structure is being considered by the joint venture parties. This may re-establish production from the field.

(d)
On January 2, 2004, the Company listed on the TSX Venture Exchange (“TSX-V”). In conjunction with the TSX-V listing, the Company listed on the New Zealand Stock Exchange (“NZSX”) on 5 January 2004, raising approximately $5.2 million through the issuance of 4 million equity units primarily in New Zealand. Each unit consisted of one common share and a half warrant – each full warrant entitling the holder to purchase one additional share, at any time, on or before January 5, 2005, at a price of approximately $1.37 (NZ$2.10). Almost all of these warrants were exercised by the expiry date.

(e)
As noted below under the heading “Principal Properties”, Cheal-A4 was deviated from the Cheal-A site during October 2004, and was put on production test in late January 2005. Further, Cheal-A3X was drilled in May 2004, and flow tested during July. The well is presently suspended pending establishment of long term production rights and infrastructure over the field.

Trends and Commitments

There are a number of trends that have been developing in the oil and gas industry during the past 24 months that appear to be shaping the near future of the business.

The first noteworthy trend has been the tendency for Australasian based companies to change their exploration focus to different basins globally and hence withdraw from other areas. This tendency has enabled Austral to purchase some of the assets of one such company (Horizon) which withdrew from New Zealand to focus on China.

The second noteworthy trend has been the decline of the Maui gas field which has supplied gas for over thirty years in New Zealand at a low price. There is now a perceived shortage of gas in New Zealand; Methanex Corp. has reduced its capability and energy prices have risen steeply for the consumer. This has driven an increase in exploration for gas in New Zealand and the entry into the exploration sector of utilities, which are normally downstream industries.

A third trend relates to access to external capital that the industry currently has experienced. During the last year or so, the difficulties of small industry participants in accessing external capital seem to have been correcting and institutional investors appear to be beginning to refocus on traditional sectors for investment opportunities.

A fourth trend relates to the size of companies on which investors are focusing. The larger market capitalisation companies provide for greater liquidity and as a result appear to be more attractive. This may change in the near future as investors look for higher rates of returns, which may encourage them to consider investment in small oil and gas companies. Institutional investors have been prepared to fund new private and small public ventures.

Another ongoing trend is the continued volatility of oil and gas prices with oil and gas company capital budgets highly responsive to commodity prices. As the supply/demand balance for both natural gas and crude oil tightens, commodity prices increase and drilling activity rises reflecting increased capital spending by oil and gas companies. Conversely, as commodity prices decline, capital budgets are reduced and drilling activity declines. Oil prices have been volatile due to higher demand associated with recovering world economies, notably in North America and China. In addition, this has been influenced by both OPEC production cuts and the political instability in the Middle East and Venezuela. Price volatility is expected to be an ongoing characteristic of our industry.

A recent trend appears to be the establishment of a number of new start up companies with experienced management teams that are available as a result of the industry consolidation over the past

30 months. This may result in greater competition for a number of the small corporate and property acquisitions that will be available.

Finally, management of the Company continues to monitor the effect of ratification of the Kyoto Accord in New Zealand and abroad in connection with long-term trends. The Kyoto Accord could have an adverse effect on the New Zealand oil and gas industry but no firm conclusions as to the magnitude or timing of the effects can be reached at this time.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company’s strategy to achieve growth is to acquire and invest in oil and gas properties throughout Australasia, with a particular emphasis on New Zealand’s onshore Taranaki Basin. Austral believes that it has developed a network of influential industry, governmental and institutional relationships. This enables Austral to gain access to a wide variety of new oil and gas business opportunities and can provide Austral with the competitive capability necessary to generate the future growth potential for the Company.

Austral believes that major oil companies, in the course of exploring large tracts of international acreage, frequently choose to ignore or abandon smaller discoveries, or discoveries with special infrastructure requirements. Smaller companies, such as Austral, without the overhead structures of these larger companies can often, through careful due diligence, planning and local intelligence, acquire and turn such discoveries into profitable developments.

Austral has acquired a range of exploration interests, however Austral’s exploration strategy is to continue to focus on minimizing financial exposure of the Company to this type of investment, through effective property portfolio management techniques including industry farm outs and judicious acquisitions.

The main tenets of the strategy are:

(a)	identifying and accessing land deals that offer potential for high quality natural gas and oil prospects;

(b)	creating internally generated geological and geophysical hydrocarbon prospects;

(c)	evaluating and considering participation in projects created by industry participants;

(d)	developing and maintaining a portfolio of low to medium risk drilling opportunities;

(e)	pursuing projects with near-term “on stream” characteristics to create immediate cash flow.

Austral’s strategic process involves acquiring properties, consolidating ownership by acquiring additional interests in its properties, and developing its properties through well and facility optimisation, completions and development drilling. Once established in an area, Austral pursues additional development and exploratory drilling in the surrounding area. Management of Austral has industry experience in many international producing areas and has the capability to expand the scope of the Company’s activities as opportunities arise. Austral seeks to select opportunities that will promote value creation within the Company. In reviewing potential property acquisitions, management considers the qualitative aspects of the subject properties including risk profile, technical upside, potential reserve life and asset quality.

Competitive Conditions

The Company actively competes for prospect acquisitions, exploration permits and licences, and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Company. The Company’s competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. The Company’s competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than the Company.

Certain of the Company’s customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect the Company’s ability to sell or supply oil or gas to these customers in the future. The Company’s ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

Foreign Operations

All of Austral’s operations and related assets are located in New Zealand, Australia and Papua New Guinea. Papua New Guinea, in particular, may be considered to be politically and economically unstable or which could become politically and economically unstable in the future. Such instability is outside the Company’s control. Exploration or development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalisation, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist or insurgent groups, any of which could adversely affect the economics of exploration or development projects.

Business Cycle and Seasonality

The Company’s business is generally not cyclical except to the extent that oil prices have varied significantly over the last decades.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of local and international conventions and laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. Exploration legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.

Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects.

Employees

As of 31 December 2004, the company had 14 full and part-time employees and five nearly full-time consultants. One full-time officer/consultant of the Company, Jenni Lean, left the Company after the year end to act as the President of Rift Petroleum PLC the Company which has farmed-into the Douglas well in PNG.

Principal Properties

The following exploration wells were drilled in onshore Taranaki province, New Zealand, during the report period being the year ended December 31,2004:

Cheal-A3X was drilled in May 2004 to test the Mt Messenger sands beneath the shallower Urenui oil/gas pay previously discovered in Cheal-1 & -2, and flow-tested at modest rates in Cheal-1 during November 2003. It discovered oil pay sands over a gross interval of ~60m (~200 feet) within the Mt Messenger formation. A subsequent flow test during July averaged in excess of 300 barrels of oil per production-day, and produced nearly 7,000 barrels of high value light, sweet crude oil with no water, during a month of testing; confirming its 'new field’ discovery status. The well is presently suspended pending establishment of long term production rights and infrastructure over the field. No reserves have yet been assigned to this discovery.

Cheal-A4 was deviated from the Cheal-A site during October 2004 to intersect the Mt Messenger reservoir ~300m (~1,000 feet) southeast of Cheal-A3X; and Mt Messenger oil pay was again intersected. Following further site development to enable improved heating of the well-stream and the installation of jet-pumping facilities, Cheal-A4 was put on production test in late January 2005. Several jet-pump nozzles were trialled, and by end March 2005 the well had produced 22,000 barrels of oil and was flowing in a stable manner at an average rate of 350 barrels of oil per day. The oil was being transported to the nearby Waihapa treatment station for sale. Following trials of Cheal-A4, including testing the shallower Urenui oil pay, a similar testing program is planned for Cheal-A3X. No reserves have been assigned to this discovery.

The Cardiff-2 appraisal well was spudded in October 2004, to test various gas bearing Kapuni Formation sandstones intersected below 4,000m (13,000 feet) in Cardiff-1, drilled in 1991. Cardiff-2 reached a TD of 4,895m (16,060 feet) in late December; and obtained excellent geological and electric log data across these reservoir intervals. Cardiff-2 had to be abandoned due to problems encountered during setting 7” casing over the Kapuni Formation; however a Cardiff-2A well was deviated out of the Cardiff-2 borehole, and drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in preparation for production testing as Cardiff-2A ST1. Production testing is scheduled to commence around May 1, 2005.

Company Properties:

New Zealand Petroleum Permits

Permit	Percentage interest held by Austral

PMP38153	Austral Pacific*	45.00%
PEP38256	Austral Pacific*	46.16%
PEP38258	Austral Pacific*	75.00%
PEP38330	Austral Pacific*	44.23%
PEP38480	Austral Pacific*	75.00%
PEP38492	Austral Pacific*	100.00%

PEP38716	Austral Pacific*	52.9244%(1)
PEP38718	Austral Pacific	12.50%(2)
PEP38736	Austral Pacific*	45.00%
PEP38738D	Austral Pacific*	25.10%
PEP38738S	Austral Pacific*	36.50%
PEP38741	Austral Pacific*	30.00%
PEP38746	Austral Pacific*	50.00%
PEP38748	Austral Pacific	25.00%
PEP38753	Austral Pacific*	60.00%
PEP38765	Austral Pacific	27.50%
PEP38766	Austral Pacific	25.00%
PEP38768	Austral Pacific	50.00%(3)

(1)	subject to final Ministry approval to increase from 41.1%
(2)	the Company has elected to withdraw from this permit; withdrawal procedures are still subject to final Ministry approval
(3)	the Company has elected to surrender this permit; surrender procedures are still subject to final Ministry approval

Papua New Guinea Petroleum Permits

PPL235	Austral Pacific*	35.00%(1)
PRL’s 4 & 5	Austral Pacific	7.50%
PPL 228 (APPL 247)	Austral Pacific	10%(2)

(1)	subject to governmental approvals
(2)	permit subject to governmental approval of relinquishment

Australian Petroleum Permits

AC/P19	Austral Pacific*	100.00%(1)

(1) permit subject to governmental approval of relinquishment

* denotes Operator of the joint ventures in which Austral has an interest

No Reserves

The Company currently has no proved or probable reserves, since the write-down of the Kahili reserves, as mentioned above under “General Development of the Business”. The independent assessment report on the write-down is attached as Schedule A to this Form.

DIVIDENDS

The Company does not intend to pay dividends on its common shares in the foreseeable future. The future payment of dividends will depend on the earnings and financial condition of the Company and such other factors as the Board of Directors of the Company consider appropriate.

FINANCIAL STATEMENTS

The Company’s audited financial statements for the fiscal year ended December 31, 2004, which were filed electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) on March 31, 2005 are incorporated herein by reference and form an integral part of this Annual Information Form. A copy may be obtained from SEDAR website at www.sedar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis with respect to the audited financial statements for the fiscal year ended 31 December 2004, which was filed on SEDAR on March 31, 2005, is incorporated herein by reference and forms an integral part of this Annual Information Form. A copy may be obtained from the SEDAR website at www.sedar.com.

DESCRIPTION OF SHARE CAPITAL

The authorised share capital of Austral consists of an unlimited number of Common Shares. As at the date of this filing, 18,566,453 Common Shares are issued and outstanding and there are potentially 852,500 shares issuable pursuant to incentive options.

The Common Shares of Austral are voting shares. The holders of Common Shares are entitled to receive dividends if, as and when declared by the Board of Directors of Austral and to one vote per share at meetings of shareholders of Austral. On the liquidation, dissolution, or winding up of Austral, all holders of Common Shares shall rank equally on the distribution of all or any part of the property and assets of Austral.

MARKET FOR SHARES

The Common Shares (“Common Shares”) of Austral are listed and quoted for trading on the TSX Venture Exchange (“TSX-V”) and the New Zealand Stock Exchange (“NZSX”) under the symbol “APX”, and in the United States on the Over-The Counter Bulletin Board (“OTCBB”) under the symbol “APXYF”.

The following table sets out the price range and trading volume of the Common Shares as reported by the TSX-V for 2004.

2004	High	Low	Volume

January	2.40	1.75	101,549
February	2.05	1.75	55,900
March	3.22	1.90	113,622
April	3.49	2.50	49,400
May	3.75	2.35	157,500
June	3.38	2.45	136,500
July	3.30	2.76	122,300
August	3.00	2.53	109,800
September	3.50	2.65	95,900
October	4.25	3.25	288,800
November	4.20	3.50	779,100
December	4.00	3.35	177,000

DIRECTORS AND OFFICERS

Directors of the Company

Names and Residences	Present and Principal Occupations (last 5 years)	Position Held in Company	Period of Service as Director (3)
Dr. David Bennett Wellington, New Zealand	Company Executive, Austral Pacific Energy Ltd.	Chief Executive Officer, President, Director	Oct 30, 1996 to Sept 26, 2003 Jun 25, 2004 to present
Ronald Guiseppe Luigi Bertuzzi (1) Vancouver, British Columbia, Canada	Retired Sales Manager	Director	Oct 2, 1992 to Oct 30, 1996 Mar 31, 1998 to present
Garth Evan Johnson (2) Vancouver, British Columbia, Canada	CFO – DLJ Management Corp. (financial consultants)	Director	May 28, 2003 to present
David Newman (1)(2) Wanganui, New Zealand	Company Director	Director, Chairman of the Board	Sept 26, 2003 to present
Peter Purcell Tapper(1) (2) Auckland New Zealand	Retired oil industry executive	Director, Chairman of Audit Committee	Sept 26, 2003 to present
Bernhard Josef Zinkhofer Richmond, British Columbia, Canada	Lawyer, Lang Michener LLP(law firm)	Director	Mar 27, present

(1)	Member of Audit Committee.
(2)	Member of Remuneration Committee.
(3)	The term of office of each Director will expire at the next Annual General Meeting of shareholders.

Officers of the Company

Names and Residences	Present and Principal Occupations (last 5 years)	Position Held in Company
Nigel Robinson Wellington, New Zealand	Chief Financial Officer – Austral Pacific Energy Ltd.; Previously Audit Supervisor, Audit New Zealand	Chief Financial Officer
Jeanette Margaret Watson Wellington, New Zealand	Lawyer	Company Secretary

Jennifer Margaret Lean Wellington, New Zealand	Management Contractor	Commercial Manager (1)
Terence Russell Wellington, New Zealand	Exploration Manager – Austral Pacific Energy Ltd.; Previously Exploration Manager, orizon Energy	Exploration Manager

(1) Resigned with effect from January 29, 2005

As at March 31, 2005, the Directors, Officers and Senior Management of Austral, as a group, beneficially own, directly or indirectly, 368,306 Common Shares of Austral, or approximately 1.98% of the 18,566,453 issued and outstanding Common Shares.

Corporate Cease Trade Orders or Bankruptcies

No Director or Officer of the Company, or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company is, or within the 10 years before the date of this Annual Information Form, has been, a director of any other issuer that, while that person was acting in that capacity:

a)	was the subject of a cease trade order, or similar order that denied the other issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days; or

(b)
became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the Directors, Officers or insiders of the Company have been subject to any penalties or sanctions under securities legislation.

Personal Bankruptcies

None of the Directors, Officers or insiders of the Company have in the 10 years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Circumstances may arise where officers, or members of the Board of Directors of Austral are Directors or Officers of companies which are in competition to the interests of Austral. No assurances can be given that opportunities identified by such persons will be provided to Austral. Pursuant to the Business Corporations Act (Yukon), Directors who have an interest in a proposed transaction upon which the Board of Directors is voting are required to disclose their interests and refrain from voting on the transaction. The Company maintains confidentiality obligations over all officers, employees and consultants.

RISK FACTORS

A prospective investor should consider carefully the risk factors set out below before deciding whether to purchase securities of the Company. An investment in securities of the Company should only be made by persons who can afford a significant or total loss of their investment.

Exploration, Development and Production Risks

An investment in the securities of the Company is speculative due to the nature of the Company’s involvement in the exploration, development and production of oil and natural gas and its present stage of development.

Oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by the Company will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling programme due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

Management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards and their past practices. The long term commercial success of the Company depends on its ability to find, acquire, develop and commercially product oil and natural gas reserves. No assurance can be given that the Company will be able to locate satisfactory properties of acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but to not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While close well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Insurance

The Company’s involvement in the exploration for and development of oil and gas properties may result in the Company becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although the Company has obtained insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, the Company may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Company. The occurrence of a significant event that the Company is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Company’s financial position, results of operations or prospects.

Competition

The international petroleum industry is competitive in all its phases. Austral competes with numerous other participants in the search for oil and gas, the acquisition of oil and gas properties and in the marketing of oil and natural gas. Austral’s competitors include oil and gas companies which have greater financial resources, staff and facilities than Austral. Many such competitors not only explore for and produce hydrocarbons, but also carry on refining and marketing of petroleum and other products on a world-wide basis. Austral’s ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Depending on future exploration and development plans, Austral may require additional financing which may not be available or, if available, may not be available on favourable terms.

Reliance on Operators and Key Employees

To the extent Austral is not the operator of its oil and gas properties, Austral will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators. In addition, the success of Austral will be largely dependent upon the performance of its key employees. Austral does not have any key man insurance policies, and therefore there is a risk that the death of any senior officer could have an adverse effect on Austral.

Operating Hazards and Environmental Liabilities

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In accordance with industry practice, Austral is not fully insured against all of these risks, nor are all such risks insurable. Although Austral maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Austral could incur significant costs that could have a materially adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Developing Countries: Political and Regulatory Instability

Some of Austral’s oil and gas interests are located in Papua New Guinea, a developing country which has historically experienced minor periods of civil unrest and political and economic instability. Oil and gas exploration and development activities in this jurisdiction may be affected in varying degrees by political instability, government regulations relating to the oil and gas industry and foreign investors therein and the policies of other countries in respect of Papua New Guinea. Any changes in regulations or shifts in political condition are beyond the control of Austral and may adversely affect its business.

Operations may be affected in varying degrees by government regulations, policies or directives with respect to restrictions on production or sales, price controls, export controls, repatriation of income, income taxes, carried interests for the state, expropriation of property and environmental legislation. Austral will also be required to negotiate property development agreements with the governments having jurisdiction over some of its properties. Such governments may impose conditions that will affect the viability of the project such as providing the government with free carried interests or providing subsidies for the development of the local infrastructure or other social assistance. There can be no assurance that Austral will be successful in concluding such agreements on commercially acceptable terms or that these agreements will be successfully enforced in the foreign jurisdictions in which Austral’s properties are located. Operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by the other countries, terrorism, civil wars, guerrilla activities, military repression, crime, material fluctuations in currency exchange rates and high inflation. The political status of certain countries in which Austral operates may make it more difficult for Austral to obtain any required project financing from senior lending institutions because such lending institutions may not be willing to finance projects in these countries due to the perception of investment risk.

Infrastructure development in Papua New Guinea in which Austral operates is limited. In addition, Austral’s properties are located in remote areas, which are difficult to access. These factors may affect Austral’s ability to explore and develop its properties and to store and transport its oil and gas production. There can be no assurance that future instability in Papua New Guinea in which Austral operates, actions by companies doing business there, or actions taken by the international community will not have a material adverse effect on Papua New Guinea and in turn on Austral’s financial condition or operations.

Although Austral believes that it has good title to its oil and gas properties, there is little it can do to control this risk.

Title Matters

Austral has investigated the rights to explore the various oil and gas properties it holds or proposes to acquire or to participate in and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and development authorisations and that such exploration and development authorisations will not be challenged or impugned satisfactory to Austral. There can be no assurance that claims by third parties against the Company’s property will not be asserted at a future date.

Contractual Agreements

Austral is dependent on the receipt of government approvals or permits to explore and develop its properties. Any change in government or legislation may affect the status of Austral’s contractual arrangements or its ability to meet its contractual obligations and may result in the loss of its interests in its oil and gas properties. Some of the contracts pursuant to which Austral holds an interest in its properties may permit the other party to terminate the contract if force majeure conditions cause operations to be economically unviable or interrupted for more than 30 days. Due to the potential for civil unrest in certain countries in which Austral’s properties are located, there can be no assurance that these properties will not become subject to force majeure conditions for more than 30 days which could have the consequence of putting those contractual interests at risk. The laws of New Zealand do not apply to any of these contractual arrangements or any of Austral’s exploration or petroleum mining properties outside of New Zealand and no assurance can be given that these contractual arrangements will be enforced or interpreted in the same manner or to the same extent as would be the case if the laws of New Zealand did apply.

Non-New Zealand Assets and Management

While Austral exists under the laws of the Province of the Yukon, its principal office is located in Wellington, New Zealand, a number of Directors and Officers of Austral and substantially all of the assets of Austral are located outside Canada. It may not be possible for purchasers of securities in the Company to effect service of process within Canada upon such Officers and Directors who reside outside Canada. As such, there may be difficulty in enforcing, against Austral’s assets, judgments obtained in Canadian Courts predicated upon the provisions of applicable Canadian provincial securities legislation.

Requirement for Permits and Licences: Exceptions to Laws

The operations of Austral require licenses, permits and in some cases renewals of existing licenses and permits from various governmental authorities. Management believes that Austral currently holds or has applied for all necessary licences and permits to carry on the activities which it is currently conducting under applicable laws and regulations in respect of its properties, and also believes that Austral is complying in all material respects with the terms of such licences and permits. However, Austral’s ability to obtain, sustain or renew such licenses and permits on acceptable terms are subject to changes in regulations and policies and to the discretion of the applicable governments.

Currency Fluctuations and Foreign Exchange

Austral raises its equity in United States, Canadian or New Zealand dollars and maintains its accounts in United States and New Zealand dollars. Austral’s current property acquisition and exploration commitments are denominated primarily in United States or New Zealand dollars and, to a lesser extent, in currencies of other countries. Papua New Guinea, in which Austral operates may impose foreign exchange restrictions that may materially affect Austral’s financial position and results of operations in that country.

Additional Funding Requirements

The development of any reserves found on Austral’s exploration properties depends upon Austral’s ability to obtain financing through any or all of the following:

•	joint venturing of projects;
•	debt financing;
•	equity financing;
•	other means.

There is no assurance that Austral will be successful in obtaining the required financing. The location of some of Austral’s oil and gas properties in Papua New Guinea may make it more difficult to obtain such financing. Failure to obtain additional financing on a timely basis could cause Austral to forfeit its interest in such properties and reduce or terminate its operations. If the Company’s revenues decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company’s ability to expend the necessary capital to replace its reserves or to maintain production at current levels. If the Company’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements.

Regulatory Requirements

The current or future operations of Austral, including development activities and commencement of production on its properties, require permits from various foreign and local governmental authorities and such operations are and will be governed by laws and regulations governing oil and gas exploration and development, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection and other matters. Governmental approvals and permits are currently, and may in the future be, required in connection with Austral’s operation. To the extent such approvals are required and not obtained, Austral may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in oil and gas operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on Austral and could cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new properties.

Austral may be required to hire and train local workers in its petroleum and natural gas operations. Some of these workers may be organised into labour unions. Any strike activity or labour unrest could adversely affect Austral’s ongoing operations and its ability to explore for, produce and market its oil and gas production.

Oil and Natural Gas Pricing

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of Austral’s net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes produced by Austral. Austral might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Austral’s net production revenue causing a reduction in its oil and gas acquisition and development activities. In order to partially hedge the effect that fluctuating oil and natural gas prices have on the Company, the Company may in the future enter into oil and/or natural gas price swaps that fix the price that the Company will receive on a portion of its production for a specified period of time.

TRANSFER AGENT AND REGISTRAR

Pacific Corporate Trust Company of Canada, at its principal offices in Vancouver, B.C. and Toronto, Ontario, and Computershare Investor Services Limited in Auckland, New Zealand are the registrars and transfer agents for the Common Shares.

MATERIAL CONTRACTS

The following contracts, other than contracts entered into in the ordinary course of the Company’s business, are material to the Company and were entered into in the 2004 fiscal year or in a previous year but is still in effect:

TSX-V Listing Agreement	Dec, 2003	TSX-V Austral	Provides for the terms of the listing of the Company’s securities on the TSX-V
NZSX Listing Agreement	Dec, 2003	NZX Limited Austral	Provides for the terms of the listing of the Company’s securities on the NZSX
Gas pre-payment Agreement	April,2003	NGC Energy	The Company received a prepayment of NZ$2 million for future gas sales
Stock Option Plan	Various	management,employees	The Stock Option Plan and grants thereunder pursuant to which 852,500 shares were reserved for issuance at year end

INTERESTS OF EXPERTS

Those persons who are named as having prepared or certified a statement, report or valuation described or included in a filing or referred to in a filing made under National Instrument 51-102 by the Company during or relating to its December 31, 2004 year, and whose profession or business gives authority to the statement report or valuation made by the person or the Company are:

KPMG , auditors

To the best of the Company’s knowledge, none of these persons holds any interest in the securities of the Company.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com.

Additional financial information is contained in the Company’s audited financial statements and the Company’s Management’s Discussion and Analysis for the fiscal year ended 31 December 2004.

Additional information including Directors’ and Officers’ remuneration and indebtedness, principal holders of the Company’s securities, options authorised for issuance under equity compensation plan and interests of insiders in material transactions is contained in the Company’s most recent Information Circular dated April 26, 2004, filed on SEDAR. A copy of the Information Circular may be obtained from the SEDAR website at www.sedar.com. Such information will be updated by the Information Circular to be distributed for the 2005 annual general meeting of shareholders.

The Company will provide to any company or person, upon request to the Secretary of the Company at its offices, a copy of the most recent Annual Information Form, Annual Report, Information Circular, financial statements including auditors’ report, provided that the Company may make a reasonable charge for copying and mailing if the request is made by a company or person who is not a security holder of the Company. Such information is also available from the Company’s website at www.austral-pacific.com

This annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.